Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Announces First Quarter 2011 Earnings
NEW YORK, May 19, 2011 — Melco Crown Entertainment Limited (Nasdaq:MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today reported its unaudited financial results for the first quarter of 2011.
Net revenue for the first quarter of 2011 was US$806.6 million, representing an increase of approximately 42% from US$567.6 million for the comparable period ended March 31, 2010. The increase in net revenue resulted primarily from the continuing ramp up of the rolling chip, mass market and hotel operations at City of Dreams, contribution from The House of Dancing Water, as well as significant improvement in Altira Macau’s rolling chip volume.
Adjusted EBITDA<1> was US$121.3 million for the first quarter of 2011, as compared to Adjusted EBITDA of US$86.9 million in the first quarter of 2010. The year-over-year increase in Adjusted EBITDA in the first quarter of 2011 was attributable to the significant increase in gaming volumes, combined with strict cost controls that drove operating leverage.
On a U.S. GAAP basis, Melco Crown Entertainment recorded net income for the first quarter of 2011 of US$7.2 million, or US$0.01 per ADS, compared with a net loss of US$12.5 million, or a loss of US$0.02 per ADS, in the first quarter of 2010. The continuing year-on-year improvement in bottom-line profitability was primarily driven by the significant improvement in both gaming and non-gaming fundamental operating performance at City of Dreams and Altira Macau, partially offset by increased depreciation and amortization expense primarily associated with the opening of The House of Dancing Water at City of Dreams and higher net interest expense related to the refinancing of approximately US$600 million of bank debt through the issuance of a high yield bond in May 2010.

Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of Melco Crown Entertainment, commented, “Our results from the first quarter of 2011 continue to illustrate our success in leveraging our high quality portfolio of assets, with record gaming and non-gaming revenues, synergies from our new management structure, and our focus on margin enhancement, which drive continuing improvement in operating leverage.
“Our non-gaming entertainment amenities, including The House of Dancing Water and Cubic Nightclub, which opened on April 1, 2011, continue to generate incremental visitation, consistent with our objective of developing the highly profitable premium mass market operations at City of Dreams. We also continue to make headway in the development of our customer database, allowing us to strategically target profitable customers now and in the future.
“With the growth in our mass market operations, as well as our ability to capture the ongoing strong growth in the rolling chip segment, our outlook remains positive, particularly as we focus on various cost control initiatives, improving margins and bottom line results.”
City of Dreams 1Q Results
For the quarter ended March 31, 2011, net revenue at City of Dreams was US$500.3 million compared to US$336.3 million in the first quarter of 2010. City of Dreams generated Adjusted EBITDA of US$86.0 million in the first quarter of 2011 compared to US$70.9 million in the first quarter of 2010, an increase of 21%.
The year-over-year improvements were driven by significant increases in both rolling chip and mass market (non rolling chip) volume, as well as improvements in non-gaming operations, including contributions from hotel sales and The House of Dancing Water.
Rolling chip volume totaled US$18.8 billion for the first quarter of 2011, up 92% from US$9.8 billion in the first quarter of 2010, and the rolling chip hold percentage was 2.5% in the first quarter of 2011 versus 3.0% in the first quarter of 2010. The expected rolling chip hold percentage range is 2.7%-3.0%.

Mass market table games drop increased 35% to US$646.9 million compared with US$479.4 million in the first quarter of 2010. The mass market win rate was 22.5% in the quarter under review, an increase from 20.4% in the same period last year. At City of Dreams, we expect our mass market table games hold percentage to range from 21.0%-23.0%.
Slot handle for the quarter ended March 31, 2011 was US$511.3 million, up 16% from US$441.0 million generated in the quarter ended March 31, 2010.
Total non-gaming revenue at City of Dreams in the first quarter of 2011 was US$48.7 million, up from US$29.4 million in the first quarter of 2010. Occupancy per available room in the first quarter of 2011 was 87% versus 75% in the first quarter of 2010. The average daily rate (ADR) in the first quarter of 2011 was US$171 per occupied room, which compares with US$152 in the first quarter of 2010, an increase of 13%.
Altira Macau 1Q Results
For the quarter ended March 31, 2011, net revenue at Altira Macau was US$265.5 million versus US$197.2 million in the quarter ended March 31, 2010. Altira Macau generated Adjusted EBITDA of US$41.1 million in the first quarter of 2011 compared with Adjusted EBITDA of US$21.8 million in the first quarter of 2010, an increase of 88%. The significant improvement in Adjusted EBITDA performance was primarily driven by the increase in rolling chip revenues, as well as improvements in operating margins through cost control initiatives.
Rolling chip volume totaled US$12.7 billion in the first quarter of 2011 versus US$9.9 billion in the first quarter of 2010. In the first quarter of 2011, the rolling chip hold percentage was 2.8%, in-line with the hold percentage for the same period a year ago. The expected rolling chip hold percentage range is 2.7%-3.0%.
In the mass market table games segment, drop totaled US$139.6 million in the first quarter of 2011, up 96% from US$71.1 million generated in the comparable period in 2010. The mass market win rate was 17.7% in the first quarter of 2011 compared with 14.9% in the first quarter of last year. At Altira Macau, we expect our mass market table games hold percentage to range from 15.0%-17.0%.

Total non-gaming revenue at Altira Macau in the first quarter of 2011 was US$7.6 million, up slightly from US$7.4 million in the first quarter of 2010. Occupancy per available room in the first quarter of 2011 was 97% compared to 92% in the first quarter of 2010. ADR was US$195 per occupied room, compared to US$166 in the first quarter of 2010, an increase of 17%.
Mocha Clubs 1Q Results
Net revenue from Mocha Clubs totaled US$33.8 million in the first quarter of 2011, up from US$26.7 million in the first quarter of 2010. Mocha Clubs generated US$11.3 million of Adjusted EBITDA in the first quarter of 2011, an increase of 74% when compared to Adjusted EBTDA of US$6.5 million in the same period in 2010.
The number of gaming machines in operation at Mocha Clubs averaged approximately 1,600 in the first quarters of 2011 and 2010. The net win per gaming machine per day was US$232 in the quarter ended March 31, 2011, as compared with US$187 in the same period in 2010, an increase of 24%.
Other Factors Affecting Earnings
Total non-operating expense for the first quarter of 2011 was US$29.1 million, which included US$26.6 million in net interest expense and other finance costs of US$4.2 million. There was no capitalized interest during the first quarter of 2011. The year-on-year increase in non-operating expenses of US$10.3 million primarily relates to increased net interest charges due to the US$600 million Senior Notes.
Depreciation and amortization costs of US$83.0 million were recorded in the first quarter of 2011, of which US$14.3 million was related to the amortization of our gaming sub-concession and US$4.9 million was related to the amortization of land use rights. The year-over-year increase in depreciation and amortization costs is primarily related to the opening of The House of Dancing Water in the third quarter of 2010.

Financial Position and Capital Expenditure
Cash and cash equivalents as of March 31, 2011 totaled US$704.3 million, including US$145.5 million of restricted cash. Total debt at the end of the first quarter of 2011 was US$1.80 billion, and total net debt to shareholders’ equity as of March 31, 2011 was 43%.
Capital expenditures for the first quarter of 2011 were US$7.3 million, primarily attributable to various projects at City of Dreams and Altira Macau.
Conference Call Information
Melco Crown Entertainment will hold a conference call to discuss its first quarter 2011 financial results on May 19, 2011 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 713 8562
US Toll/International	1 617 597 5310
HK Toll	852 3002 1672
HK Toll Free	800 96 3844
UK Toll Free	08082347616
Australia Toll Free	1 800 002 971

Passcode	MPEL
An audio webcast will also be available at www.melco-crown.com.
To access the replay, please use the dial-in details below:

US Toll Free	1 888 286 8010
US Toll/International	1 617 801 6888

Passcode	25688553

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on April 1, 2011 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
Non-GAAP Financial Measures
(1)
“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and others, share-based compensation, and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, property charges and others, share-based compensation, corporate and other expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as a supplemental disclosure because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. generally accepted accounting principles (“GAAP”). However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and therefore do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with GAAP measurements, to assist in the evaluation of operating performance. Such GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

(2)
“Adjusted net income (loss)” is net income (loss) before pre-opening costs and property charges and others. Adjusted net income (loss) and adjusted net income (loss) per share (“EPS”) are presented as supplemental disclosures because management believes that they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income (loss) may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income (loss) with the most comparable financial measures calculated and presented in accordance with GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited (the “Company”), is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
Investment Community, please contact:

Ross Dunwoody
Vice President, Investor Relations
Tel: +853 8868 8833 or +852 2598 3689
Email: rossdunwoody@melco-crown.com
For media enquiry, please contact:
Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com

Melco Crown Entertainment Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2011	2010
	(Unaudited)	(Unaudited)

OPERATING REVENUES
Casino	$770,873	$549,268
Rooms	23,982	19,010
Food and beverage	14,843	13,205
Entertainment, retail and others	18,225	5,370

Gross revenues	827,923	586,853
Less: promotional allowances	(21,336)	(19,248)

Net revenues	806,587	567,605

OPERATING COSTS AND EXPENSES
Casino	(611,169)	(422,905)
Rooms	(4,585)	(3,312)
Food and beverage	(9,007)	(9,489)
Entertainment, retail and others	(13,034)	(2,096)
General and administrative	(48,756)	(43,972)
Pre-opening costs	(603)	(4,072)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(4,881)	(4,880)
Depreciation and amortization	(63,773)	(56,909)
Property charges and others	(25)	508

Total operating costs and expenses	(770,142)	(561,436)

OPERATING INCOME	36,445	6,169

NON-OPERATING EXPENSES
Interest expenses, net	(26,606)	(15,483)
Other finance costs	(4,156)	(3,400)
Foreign exchange gain (loss), net	156	(411)
Other income, net	1,464	490

Total non-operating expenses	(29,142)	(18,804)

INCOME (LOSS) BEFORE INCOME TAX	7,303	(12,635)
INCOME TAX (EXPENSE) CREDIT	(151)	161

NET INCOME (LOSS)	$7,152	$(12,474)

INCOME (LOSS) PER SHARE:
Basic	$0.004	$(0.008)

Diluted	$0.004	$(0.008)

INCOME (LOSS) PER ADS:
Basic	$0.013	$(0.023)

Diluted	$0.013	$(0.023)

WEIGHTED AVERAGE SHARES USED IN INCOME (LOSS) PER SHARE CALCULATION:
Basic	1,598,421,886	1,595,175,859

Diluted	1,608,280,976	1,595,175,859

Melco Crown Entertainment Limited
Condensed Consolidated Balance Sheets
(In thousands of U.S. dollars)

	March 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)(3)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$558,837	$441,923
Restricted cash	145,498	167,286
Accounts receivable, net	250,898	259,521
Amounts due from affiliated companies	1,663	1,528
Income tax receivable	74	198
Inventories	15,329	14,990
Prepaid expenses and other current assets	21,029	15,026

Total current assets	993,328	900,472

PROPERTY AND EQUIPMENT, NET	2,617,067	2,671,895
GAMING SUBCONCESSION, NET	642,433	656,742
INTANGIBLE ASSETS, NET	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	91,839	95,629
DEFERRED TAX ASSETS	—	25
DEFERRED FINANCING COSTS	41,482	45,387
LAND USE RIGHTS, NET	423,274	428,155

TOTAL	$4,895,558	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,803	$8,880
Accrued expenses and other current liabilities	504,652	462,084
Income tax payable	1,057	934
Current portion of long-term debt	238,884	202,997
Amounts due to affiliated companies	523	673
Amounts due to shareholders	28	36

Total current liabilities	753,947	675,604

LONG-TERM DEBT	1,449,920	1,521,251
OTHER LONG-TERM LIABILITIES	4,419	6,496
DEFERRED TAX LIABILITIES	17,761	18,010
LOANS FROM SHAREHOLDERS	115,647	115,647
LAND USE RIGHT PAYABLE	16,359	24,241

SHAREHOLDERS’ EQUITY
Ordinary shares	16,069	16,056
Treasury shares	(63)	(84)
Additional paid-in capital	3,099,980	3,095,730
Accumulated other comprehensive losses	(8,467)	(11,345)
Accumulated losses	(570,014)	(577,166)

Total shareholders’ equity	2,537,505	2,523,191

TOTAL	$4,895,558	$4,884,440

(3)	The condensed consolidated financial statements for 2010 reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current period presentation.

Melco Crown Entertainment Limited
Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss)
(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2011	2010
	(Unaudited)	(Unaudited)

Net Income (Loss)	$7,152	$(12,474)
Pre-opening Costs	603	4,072
Property Charges and Others	25	(508)

Adjusted Net Income (Loss)	$7,780	$(8,910)

ADJUSTED NET INCOME (LOSS) PER SHARE:
Basic	$0.005	$(0.006)

Diluted	$0.005	$(0.006)

ADJUSTED NET INCOME (LOSS) PER ADS:
Basic	$0.015	$(0.017)

Diluted	$0.015	$(0.017)

WEIGHTED AVERAGE SHARES USED IN ADJUSTED NET INCOME (LOSS) PER SHARE CALCULATION:
Basic	1,598,421,886	1,595,175,859

Diluted	1,608,280,976	1,595,175,859

Melco Crown Entertainment Limited
Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA
(In thousands of U.S. dollars)

	Three Months Ended March 31, 2011
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$31,386	$8,445	$30,214	$(33,600)	$36,445

Pre-opening Costs	35	—	568	—	603
Depreciation and Amortization	9,604	2,756	55,057	15,546	82,963
Share-based Compensation	40	30	186	964	1,220
Property Charges and Others	—	25	—	—	25

Adjusted EBITDA	41,065	11,256	86,025	(17,090)	121,256
Corporate and Other Expenses	—	—	—	17,090	17,090

Adjusted Property EBITDA	$41,065	$11,256	$86,025	$—	$138,346

	Three Months Ended March 31, 2010
				Corporate
	Altira Macau	Mocha	City of Dreams	and Other	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating Income (Loss)	$12,197	$2,314	$20,269	$(28,611)	$6,169

Pre-opening Costs	—	—	4,072	—	4,072
Depreciation and Amortization	10,223	4,130	46,399	15,346	76,098
Share-based Compensation	(86)	29	158	1,005	1,106
Property Charges and Others	(508)	—	—	—	(508)

Adjusted EBITDA	21,826	6,473	70,898	(12,260)	86,937
Corporate and Other Expenses	—	—	—	12,260	12,260

Adjusted Property EBITDA	$21,826	$6,473	$70,898	$—	$99,197

Melco Crown Entertainment Limited
Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income (Loss)
(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2011	2010
	(Unaudited)	(Unaudited)

Adjusted Property EBITDA	$138,346	$99,197
Corporate and Other Expenses	(17,090)	(12,260)

Adjusted EBITDA	121,256	86,937
Pre-opening Costs	(603)	(4,072)
Depreciation and Amortization	(82,963)	(76,098)
Share-based Compensation	(1,220)	(1,106)
Property Charges and Others	(25)	508
Interest and Other Non-Operating Expenses, Net	(29,142)	(18,804)
Income Tax (Expense) Credit	(151)	161

Net Income (Loss)	$7,152	$(12,474)

Melco Crown Entertainment Limited
Supplemental Data Schedule

	Three Months Ended
	March 31,
	2011	2010
Room Statistics:

Altira Macau
Average daily rate (4)	$195	$166
Occupancy per available room	97%	92%
Revenue per available room (5)	$189	$153

City of Dreams
Average daily rate (4)	$171	$152
Occupancy per available room	87%	75%
Revenue per available room (5)	$149	$114

Other Information:
Altira Macau
Average number of table games	207	217
Table games win per unit per day (6)	$20,652	$14,715

City of Dreams
Average number of table games	414	408
Average number of gaming machines	1,294	1,304
Table games win per unit per day (6)	$16,666	$10,764
Gaming machines win per unit per day (7)	$275	$187

(4)	Average daily rate is calculated by dividing total room revenue by total occupied rooms

(5)	Revenue per available room is calculated by dividing total room revenue by total rooms available

(6)	Table games win per unit per day is shown before discounts and commissions

(7)	Gaming machines win per unit per day is shown before deducting cost for slot points